Mail Stop 3561

February 17, 2010

Via Fax & U.S. Mail

Mr. Jie Li
Chief Financial Officer
No. 1 Henglong Road
Yu Qiao Development Zone, Shashi District
Jing Zhou City, Hubei Province
People's Republic of China

> **Re:** **China Automotive Systems, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 26, 2009**
> **File No. 000-33123**

Dear Mr. Li:

We have reviewed your response letter dated January 7, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

- Results of Operations

1. We note from your response to our prior comment 2 that after sales service expenses are mainly comprised of after sales repair and replacement expenses, after sales transportation expenses and after sales travel expenses and they are guaranties to your sold products for a certain period. Based on your response, we continue to question the appropriateness of these amounts as selling expenses. Please provide us more details about the nature of these expenses and why you believe they are appropriately classified as selling expenses, rather than cost of sales or reductions to revenue. Also, please confirm that in future filings you will disclose the nature of these costs in the notes to the financial statements.

Notes to the Financial Statements

Note 3. Recent Accounting Pronouncements

2. We note from your response to our prior comment 8 that the Convertible Note Agreement does not contain a term which provides that it can be settled in cash (or other assets) upon conversion, including partial cash settlement. In light of the redemption provisions of the notes which can occur at an event of default, change of control, or certain decreases in WAP, we believe there may be terms in which the notes are settled for cash. Please explain to us why you believe these terms do not require the accounting set forth in FSP APB 14-1 or alternatively, please revise to adopt FSP APB 14-1 as of January 1, 2009 and provide us the related adjustments that will occur at the time of adoption.

Note 13. Convertible Notes Payable, page 76

3. We note from your response to our prior comment 9 that you include a table as part of your EITF 00-19 and SFAS 133 analysis which details why you believe that the notes do not meet the criteria under EITF 00-19 as requiring net cash settlement. However, in light of the provisions in the convertible debt disclosed in Note 13, which include redemption upon an event of default, change of control, or certain decrease in the Weighted Average Price, we are unclear as to why you believe the embedded conversion option does not require net-cash settlement and therefore require bifurcation as a derivative liability. Please provide us further explanation as to why you believe the conversion feature meets the net-cash settlement provision of paragraph 27 of EITF 00-19. As part of your response, please clearly explain why your response that "none of the cash payment requirements applies explicitly or implicitly to the embedded conversion feature." Alternatively, please revise to account for the embedded conversion feature as derivative liability.

Note 20. Minority Interests, page 84

4. We note from your response to our prior comment 13 that you have shown the additional 35.5% equity interest in the consolidated financial statements as of January 1, 2008. However, we believe that in accordance with the guidance in paragraph D17 of SFAS No. 141, you are required to present prior period comparative financial statements as if the combination had occurred from the date of the earliest period presented. We note that in light of the fact that you had previously consolidated Henglong, the prior period adjustments would mainly be to minority interest. Please revise or advise as appropriate.

5. We note from your response to our prior comment 14 that the value of $7.3060 per share assigned to the 3,023,542 shares that were issued by the Company as part of the consideration for the 35.5% equity interest in Henglong was determined based on the average of the VWAP for the twenty consecutive trading days prior to the announcement and signing of the letter of intent. Please explain to us why you believe twenty days prior to January 22, 2008 is an appropriate time period to include in your average. As part of your response, please tell us why you did not include the VWAP for any days subsequent to January 22, 2008 in your calculation.

Form 10-Q for the quarter ended September 30, 2009

Condensed Consolidated Balance Sheet, page 6

6. We note from your response to our prior comment 19 that you believe the likelihood that a bond holder will exercise its redemption right on February 15, 2010 is very low and therefore believe long-term liability classification is appropriate at September 30, 2009. However, we do not believe that ARB 43 Chapter 3A includes a notion of probability in its guidance on the classification of liabilities as long-term or short-term (other than in event of curing a violation). Therefore, we believe you should revise future filings to include this amount as a current liability as long as the debt may be redeemed at the option of the bond holder within a period of one year or less.

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Mr. Jie Li
China Automotive Systems, Inc.
February 17, 2010
Page 4

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(011) (86) 716-832-9196